Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

E2open, Inc.:

We consent to the use of our report dated April 30, 2013, with respect to the consolidated balance sheets of E2open, Inc. and subsidiaries as of February 28, 2013 and 2012, and the related consolidated statements of operations and comprehensive income (loss), stockholders’ equity (deficit) and cash flows for each of the years in the three-year period ended February 28, 2013, incorporated by reference herein and to the reference to our firm under the heading “Experts” in the registration statement. Our report refers to a change in the method of classifying payments made for deferred initial public offering costs and a change in the method of accounting for revenue arrangements with multiple deliverables.

/s/ KPMG LLP

Santa Clara, California

January 21, 2014